UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ____________

NEWS RELEASE

PORTAGE PROVIDES DEFAULT STATUS REPORT

Toronto, Ontario, August 26, 2019 - Portage Biotech Inc. (PBT.U, OTC Markets: PTGEF) (“Portage” or the “Company”) is providing an update on the status of the filing of its audited annual financial statements for the year ended March 31, 2019, accompanying management discussion and analysis together with the related certifications (collectively, the "Annual Filings"). The Annual Filings have been completed but are currently being reviewed for quality assurance by the Company’s auditors. The Company anticipates that final approval and posting of the Annual Filings on www.sedar.com will be completed shortly.

As a consequence of the delay in the preparation of the Annual Filings, the Company also announces that the filing of its financial statements for the three-month period ended June 30, 2019, accompanying management discussion and analysis together with the related certifications (the "Interim Filings") will also be delayed and not released as required on August 29, 2019. The Company expects the Interim Filings to be filed shortly after the Annual Filings are filed.

On August 2, 2019, the Ontario Securities Commission (the "OSC") issued a Failure-to-File Cease Trade Order against the Company on (the "FFCTO") as a result of the Company's failure to the Annual Filings by the prescribed filing deadline of July 29, 2019, as required by National Instrument 51-102, Continuous Disclosure Obligations, and NI 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, respectively. The FFCTO remains in place.

The Company reports that since its news release of July 31, 2019, there have been no material changes regarding the information contained in that news release. Further, there is no other material information concerning the affairs of the Company that has not been generally disclosed.

Forward-Looking Statements

This news release contains statements about the Company’s information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. We seek Safe Harbor.

FOR MORE INFORMATION, PLEASE CONTACT:

Contact:	Kam Shah, Chief Financial Officer
Tel.:	416.929.1806
Email:	ks@portagebiotech.com or
Website:	www.portagebiotech.com

Media:

Solebury Trout
Contact:	Joshua Mansbach
Tel.:	1.646.378.2964
Email:	jmansbach@soleburytrout.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 26, 2019

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer